SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 27, 2008
          Shaw Communications Inc.

By: /s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces continued strong third quarter results
Calgary, Alberta (June 27, 2008) – Shaw Communications Inc. today announced results for the third quarter ended May 31, 2008. Consolidated service revenue for the three and nine month periods of $792 million and $2.30 billion, respectively, improved 13% and 12% over the same periods last year. Total service operating income before amortization1 of $356 million and $1.04 billion was up 15% and 14%, respectively, over the comparable periods. Funds flow from operations2 increased to $311 million and $902 million for the quarter and year-to-date, respectively, compared to $259 million and $756 million in the same periods last year.
Jim Shaw, Chief Executive Officer, commented “Success in executing on all elements of our strategy drives our exceptional continued growth. The variety, strength, and value of our products, high quality customer service, and effective operational and financial management by Shaw’s strong leadership team continues to produce solid results for our shareholders.”
During the quarter Digital Phone lines grew by 57,700 to 549,932. Digital and Internet customers increased by 32,658 to 883,300 and 23,185 to 1,541,177, respectively, and Basic cable subscribers were up by 2,495 to 2,243,998. DTH customers increased 4,686 to 890,792.
“We are pleased with the growth in all of our products, and particularly Digital Phone. In just over three years since the launch of this product, penetration of Digital Phone lines now stands at 28% of Basic customers who have the service available to them. Our Digital Phone footprint continues to grow and the service is available to over 90% of homes passed. We also recently expanded the product offering and now have three levels of service to appeal to an even larger customer base”, said Mr. Shaw.
Free cash flow1 for the quarter was $81 million bringing the year-to-date amount to $309 million. This compares to $104 million and $280 million for the same periods last year. The quarterly decline was due to increased capital investment in the current quarter mainly due to a purchase of land and buildings to support growth. The improvement in free cash flow on a year-to-date basis was achieved through higher service operating income before amortization and after increased capital investment.
Net income of $128 million or $0.30 per share for the quarter ended May 31, 2008 compared to $92 million or $0.21 per share for the same quarter last year. Net income for the first nine months of the year was $539 million or $1.25 per share compared to $253 million and $0.58 per share last year. The current and comparable three and nine month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis

(MD&A). The current nine month period included a tax recovery of approximately $199 million primarily related to reductions in enacted income tax rates. Excluding the non-operating items, net income for the current three and nine month periods would have been $117 million and $327 million compared to $86 million and $246 million in the same periods last year.
Service revenue in the Cable division was up 15% and 14% for the three and nine month periods to $608 million and $1.76 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved 19% to $294 million for the quarter and was up almost 17% on a year-to-date basis to $851 million.
Service revenue in the Satellite division was $184 million and $544 million for the three and nine month periods, up 5% over the comparable periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the three month period was $62 million compared to $64 million last year. The year-to-date service operating income before amortization was up 2% to $188 million.
Mr. Shaw stated, “In accordance with the rules of the AWS spectrum auction, which is still ongoing, we are not able to comment on wireless at this time.”
In closing, Mr. Shaw summarized: “We remain on track to achieve our free cash flow guidance of approximately $450 million. During the fourth quarter we will continue to grow the business through the dedicated efforts of our employees who serve the interests of our shareholders and customers on a daily basis with pride and passion.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves over 3.3 million customers, including 1.5 million Internet and 500,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 600,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2008
June 26, 2008
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2007 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
Applicable share and per share amounts for the comparative periods have been retroactively adjusted to reflect the two-for-one split of the Company’s Class A Shares and Class B Non-Voting Shares that was effective on July 30, 2007.
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2008
Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2008	2007	%	2008	2007	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	792,149	702,238	12.8	2,299,159	2,058,974	11.7
Service operating income before amortization (1)	356,089	310,748	14.6	1,038,709	913,573	13.7
Funds flow from operations (2)	310,984	259,470	19.9	901,619	755,818	19.3
Net income	128,113	91,658	39.8	539,184	252,547	113.5
Per share data:
Earnings per share – basic	$0.30	$0.21		$1.25	$0.58
– diluted	$0.30	$0.21		$1.24	$0.58
Weighted average participating shares outstanding during period (000’s)	431,010	434,036		431,533	432,030

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2008	2008	2007	2008	2007

Subscriber statistics:
Basic cable customers	2,243,998	2,495	3,289	17,157	22,578
Digital customers	883,300	32,658	20,875	120,160	74,847
Internet customers (including pending installs)	1,541,177	23,185	27,873	89,421	104,444
DTH customers	890,792	4,686	5,337	11,207	8,691
Digital phone lines (including pending installs)	549,932	57,700	51,128	164,575	131,046

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $792.1 million and $2.30 billion for the three and nine month periods, respectively, improved 12.8% and 11.7% over the comparable periods last year. Total service operating income before amortization of $356.1 million and $1.04 billion increased by 14.6% and 13.7% respectively over the same periods.
•	Customer growth continued across all business lines in the third quarter. Digital Phone lines grew by 57,700 to 549,932. Digital and Internet customers increased by 32,658 to 883,300 and 23,185 to 1,541,177, respectively, and Basic cable subscribers were up by 2,495 to 2,243,998. DTH customers increased 4,686 to 890,792.
•	Internet and Digital penetration of Basic cable subscribers currently stands at 68.7% and 39.4%, respectively, up from 65.2% and 34.3% at August 31, 2007. Digital Phone penetration of Basic customers who have the service available to them is 27.8% compared to 22.0% at August 31, 2007.
•	Consolidated free cash flow[1] of $81.2 million and $309.3 million for the three and nine month periods, respectively, compares to $103.6 million and $280.1 million in the same periods last year.
Consolidated Overview
Consolidated service revenue of $792.1 million and $2.30 billion for the quarter and year-to-date periods, respectively, improved by 12.8% and 11.7% over the same periods last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three and nine month periods improved 14.6% and 13.7%, respectively, over the comparable periods to $356.1 million and $1.04 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth. The current quarter also includes a charge of approximately $16.0 million for CRTC Part II fees covering the period October 2007 to May 2008 as a result of the decision recently issued by the Federal Court of Appeal ruling, in the CRTC’s favor, that the fees are a valid charge under the Regulations. The Company has recorded Part II fees in the current quarter that cover the period noted and will continue to record the fees on a prospective basis.
Net income was $128.1 million and $539.2 million for the quarter and year-to-date periods, respectively, compared to $91.7 million and $252.5 million for the same periods last year. Non-operating items affected net income in all periods. Each of the current periods benefitted from tax recoveries. The current quarter includes a tax recovery of $11.1 million related to the resolution of certain income tax matters, while the year-to-date recovery of approximately $199.1 million is primarily related to reductions in enacted income tax rates. Outlined below are further details on these and other operating and non-operating components of net income for each quarter.

1	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Nine months ended			Nine months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2008	of interest	operating	May 31, 2007	of interest	operating

Operating income	661,265			561,031
Amortization of financing costs — long-term debt	(2,745)			—
Interest expense — debt	(174,025)			(184,656)

Operating income after interest	484,495	484,495	—	376,375	376,375	—
Gain on sale of investment	—	—	—	415		415
Debt retirement costs	(5,264)	—	(5,264)	—	—	—
Other gains	25,751	—	25,751	8,525	—	8,525

Income before income taxes	504,982	484,495	20,487	385,315	376,375	8,940
Income tax expense (recovery)	(34,208)	157,959	(192,167)	132,874	130,189	2,685

Income before the following	539,190	326,536	212,654	252,441	246,186	6,255
Equity income (loss) on investee	(6)	—	(6)	106	—	106

Net income	539,184	326,536	212,648	252,547	246,186	6,361

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2008	of interest	operating	May 31, 2007	of interest	operating

Operating income	231,242			193,526
Amortization of financing costs — long-term debt	(882)
Interest expense — debt	(56,798)			(61,218)

Operating income after interest	173,562	173,562	—	132,308	132,308	—
Other gains	233	—	233	7,963	—	7,963

Income before income taxes	173,795	173,562	233	140,271	132,308	7,963
Income tax expense (recovery)	45,612	56,636	(11,024)	48,518	46,069	2,449

Income before the following	128,183	116,926	11,257	91,753	86,239	5,514
Equity loss on investee	(70)	—	(70)	(95)	—	(95)

Net income	128,113	116,926	11,187	91,658	86,239	5,419

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	Increase (decrease) of May 31, 2008
	net income compared to:
	Three months ended		Nine months ended
	February 29, 2008	May 31, 2007	May 31, 2007

(000’s Cdn)
Increased service operating income before amortization	6,378	45,341	125,136
Decreased (increased) amortization	724	(8,507)	(27,647)
Decreased interest expense	713	4,420	10,631
Change in net other costs and revenue (1)	3,464	(7,705)	11,435
Decreased (increased) income taxes	(182,014)	2,906	167,082

	(170,735)	36,455	286,637

(1)	Net other costs and revenue include: gain on sale of investment, debt retirement costs, other gains and equity income (loss) on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit).
Basic earnings per share for the current three and nine month periods were $0.30 and $1.25, respectively, which represents a $0.09 and $0.67 improvement over the same periods last year. Each of the current three and nine month periods benefitted from improved service operating income before amortization of $45.3 million and $125.1 million, respectively, as well as reduced interest costs of $4.4 million and $10.6 million, in the respective periods. Both periods also included future tax recoveries of $11.1 million and $199.1 million, respectively, partially offset by higher income taxes on the increased service operating income before amortization. The current nine month period also benefitted from improved net other costs and revenue due to a $22.3 million net duty recovery related to satellite receiver importations reflected in the first quarter. These improvements to net income were partially offset by increased amortization in each of the current periods of $8.5 million and $27.6 million, respectively, while the comparable quarter last year reflected improved net other costs and revenue primarily related to a gain reported on the sale of certain corporate assets.
Net income in the current quarter declined $170.7 million from the second quarter of fiscal 2008 primarily due to the income tax recovery of $188.0 million reflected in the prior quarter related to reductions in corporate income tax rates partially offset by a tax recovery in the current quarter of $11.1 million.
Funds flow from operations was $311.0 million in the third quarter compared to $259.5 million in the comparable quarter, and on a year-to-date basis was $901.6 million compared to $755.8 million last year. The improvement over the comparative periods was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the quarter and year-to-date periods of $81.2 million and $309.3 million, respectively, compare to $103.6 million and $280.1 million in the same periods last year. The quarterly decline was due to increased capital investment in the current quarter mainly due to facilities expansion. The growth in free cash flow on a year-to-date basis was principally due to improved service operating income before amortization of $125.1 million partially offset by increased capital investment of $106.5 million. The Cable division generated $44.4 million of free cash flow for the quarter compared to $68.3 million in the comparable period. The Satellite division achieved free cash flow of $36.7 million for the quarter compared to free cash flow of $35.4 million in the same period last year.

Shaw Communications Inc.
In November, 2007 Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 18, 2008 and Shaw is authorized to repurchase up to 35,600,000 Class B Non-Voting Shares. In the nine months ended May 31, 2008 the Company has repurchased 1,722,800 Class B Non-Voting Shares for $32.0 million.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007

($000’s Cdn)
Cable free cash flow (1)	44,411	68,255	202,813	183,315
Combined satellite free cash flow (1)	36,749	35,381	106,534	96,808

Consolidated	81,160	103,636	309,347	280,123

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable – Financial Highlights” and “Satellite – Financial Highlights”.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Service revenue (third party)	607,849	526,870	15.4	1,755,176	1,540,481	13.9

Service operating income before amortization (1)	294,341	247,177	19.1	851,108	729,110	16.7
Less:
Interest expense	49,231	51,151	(3.8)	149,943	154,006	(2.6)

Cash flow before the following:	245,110	196,026	25.0	701,165	575,104	21.9

Capital expenditures and equipment costs (net):
New housing development	21,478	21,786	(1.4)	70,761	66,911	5.8
Success based	29,102	21,559	35.0	72,550	59,475	22.0
Upgrades and enhancement	64,181	51,546	24.5	204,044	189,745	7.5
Replacement	15,038	11,490	30.9	44,388	29,979	48.1
Buildings/other	70,900	21,390	231.5	106,609	45,679	133.4

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	200,699	127,771	57.1	498,352	391,789	27.2

Free cash flow (1)	44,411	68,255	(34.9)	202,813	183,315	10.6

Operating margin	48.4%	46.9%	1.5	48.5%	47.3%	1.2

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	The Digital Phone footprint grew in the quarter with launches in Prince Albert and Swift Current, both in Saskatchewan; Banff, Alberta; as well as continued expansion on Vancouver Island, British Columbia. The service is now available to over 90% of homes passed.
•	Digital Phone lines were up 57,700 increasing to 549,932. In just over three years since the launch of this product, Digital Phone line penetration stands at 28% of Basic customers who have the service available to them. Basic cable subscribers increased during the quarter by 2,495 to 2,243,998, and Digital customers grew by 32,658 to 883,300.
•	During the quarter Shaw added 23,185 Internet customers to total 1,541,177 as at May 31, 2008. Internet penetration of Basic now stands at 68.7% up from 65.2% at August 31, 2007.
Cable service revenue for the three and nine month periods of $607.8 million and $1.76 billion, respectively, improved 15.4% and 13.9% over the same periods last year. Customer growth and rate increases accounted for the increase. During the current quarter rate increases were implemented on most stand-alone cable services, packages and specialty channels. The increases, which were partially implemented in April, are expected to generate additional revenues of approximately $6.5 million per month. Service operating income before amortization of $294.3 million and $851.1 million, respectively, was up 19.1% and 16.7% over the comparable three and nine month periods. The increases were driven by revenue related growth and continued Digital Phone margin improvement. These were partially offset by higher employee related costs and other expenses related to business growth, including equipment maintenance and support. The current quarter also included a charge for CRTC Part II fees covering the period October

Shaw Communications Inc.
2007 to May 2008 as a result of the recent Federal Court of Appeal decision in the CRTC’s favor.
Service revenue was up 4.5% or $26.0 million over the second quarter of fiscal 2008 primarily due to customer growth and rate increases. Service operating income before amortization improved 3.6% or $10.3 million over this same period primarily due to the revenue related growth partially offset by the charge for CRTC Part II fees covering the period October 2007 to May 2008.
Total capital investment of $200.7 million and $498.4 million for the quarter and year-to-date respectively, increased $72.9 million and $106.6 million over the same periods last year.
Investment in Buildings and Other was up $49.5 million and $60.9 million for the quarter and year-to-date, respectively, over the same periods last year. The increase was primarily due to investments in various facilities projects to support growth including a purchase of land and buildings in the current quarter, while the year-to-date period also includes new facilities construction, and building renovations.
The Replacement and Upgrades and enhancement categories combined were up $16.2 million and $28.7 million for the three and nine month periods, respectively, over the same periods last year. These increased investments continue to expand plant capacity to support customer growth and demand.
Success-based capital increased over the comparable three and nine month periods by $7.5 million and $13.1 million, respectively. Digital and Internet success-based capital was up in both periods as a result of reduced pricing on modems and certain digital equipment as well as increased sales volume of digital equipment. Digital Phone success-based capital also increased in the current quarter mainly due to customer growth.
During the quarter the Company launched Shaw Digital Phone Basic to capture the market segment with limited requirements for phone features and long distance. Shaw now offers three Digital Phone products appealing to a larger customer base.
In the third quarter the Company expanded the HD channel line-up to include TLC and Encore Avenue and also added three additional PPV channels for PPV movies, sports and events in HD. Digital customer penetration of Basic customers is now 39.4% compared to 34.3% at August 31, 2007. Shaw has over 880,000 Digital customers including 300,000 with HD capabilities.

Shaw Communications Inc.
Subscriber Statistics

			May 31, 2008
			Three months ended		Nine months ended
				Change		Change
	May 31, 2008	August 31, 2007	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,243,998	2,226,841	2,495	0.1	17,157	0.8
Penetration as % of homes passed	64.0%	64.6%
Digital terminals	1,179,446	1,016,564	40,081	3.5	162,882	16.0
Digital customers	883,300	763,140	32,658	3.8	120,160	15.7

INTERNET:
Connected and scheduled	1,541,177	1,451,756	23,185	1.5	89,421	6.2
Penetration as % of basic	68.7%	65.2%
Standalone Internet not included in basic cable	210,745	182,569	4,631	2.2	28,176	15.4

DIGITAL PHONE:
Number of lines(1)	549,932	385,357	57,700	11.7	164,575	42.7

(1)	Represents primary and secondary lines on billing plus pending installs.
SATELLITE (DTH and Satellite Services)
Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	161,619	153,200	5.5	477,182	453,685	5.2
Satellite Services	22,681	22,168	2.3	66,801	64,808	3.1

	184,300	175,368	5.1	543,983	518,493	4.9

Service operating income before amortization (1)
DTH (Star Choice)	49,531	51,095	(3.1)	151,003	148,356	1.8
Satellite Services	12,217	12,476	(2.1)	36,598	36,107	1.4

	61,748	63,571	(2.9)	187,601	184,463	1.7
Less:
Interest expense (2)	7,220	9,714	(25.7)	23,037	29,584	(22.1)

Cash flow before the following:	54,528	53,857	1.2	164,564	154,879	6.3

Capital expenditures and equipment costs (net):
Success based (3)	16,134	16,476	(2.1)	53,988	48,837	10.5
Transponders and other	1,645	2,000	(17.8)	4,042	9,234	(56.2)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	17,779	18,476	(3.8)	58,030	58,071	(0.1)

Free cash flow (1)	36,749	35,381	3.9	106,534	96,808	10.0

Operating Margin	33.5%	36.3%	(2.8)	34.5%	35.6%	(1.1)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
Operating Highlights
•	Free cash flow of $36.7 million for the quarter compares to $35.4 million in the same period last year.

•	During the quarter Star Choice added 4,686 customers and as at May 31, 2008 customers now total 890,792.
Service revenue for the three and nine month periods of $184.3 million and $544.0 million, respectively, improved 5.1% and 4.9% over the same periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization of $61.7 million and $187.6 million for the quarter and year-to-date periods, respectively, compares to $63.6 million and $184.5 million in the same periods last year. The revenue related growth in the current quarter was offset by a charge for CRTC Part II fees covering the period October 2007 to May 2008 and higher employee related and other costs to support continued growth. The increase on a year-to-date basis was mainly due to the revenue related improvement partially offset by higher employee related and other costs to support growth. The comparative nine month period also benefitted from the recovery of provisions related to certain contractual matters.
Service revenue increased 1.6% over the second quarter of fiscal 2008 primarily due to customer growth and rate increases implemented in January. Service operating income before amortization of $61.7 million compares to $65.7 million in the second quarter. The decline is due to the revenue related growth more than offset by the charge for CRTC Part II fees covering the period October 2007 to May 2008.
Total capital investment of $17.8 million and $58.0 million for the quarter and year-to-date respectively, compare to $18.5 million and $58.1 million for the same periods last year. Year-to-date success based capital increased $5.1 million over the comparable period last year, while spending in Transponders and other declined $5.2 million for the nine month period.
Success-based capital was up in the current nine month period primarily due to increased activations and certain equipment promotions the total of which was partially offset by a duty recovery received in the first quarter.
The year-to-date decline in Transponders and other was primarily due to investments made in the comparable period to upgrade certain Satellite Service technology and office equipment to support call centre expansions.
During the quarter Star Choice added additional HD channels including TLC HD and Encore Avenue HD and now carries a total of 38 HD channels that are available to over 220,000 HD capable customers.

Shaw Communications Inc.
Subscriber Statistics

May 31, 2008
			Three months ended		Nine months ended
				Change		Change
	May 31, 2008	August 31, 2007	Growth	%	Growth	%

Star Choice customers (1)	890,792	879,585	4,686	0.5	11,207	1.3

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Amortization revenue (expense) -
Deferred IRU revenue	3,137	3,137	—	9,410	9,410	—
Deferred equipment revenue	32,463	27,600	17.6	93,567	76,589	22.2
Deferred equipment costs	(57,210)	(51,454)	11.2	(169,549)	(150,590)	12.6
Deferred charges	(256)	(1,365)	(81.2)	(768)	(3,838)	(80.0)
Property, plant and equipment	(102,981)	(95,140)	8.2	(310,104)	(284,113)	9.1

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative periods is primarily due to continued growth in higher priced HD digital equipment as well as the price increases implemented by Shaw on this equipment in the latter part of 2006.
Amortization of deferred charges decreased as a result of the adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt. Under the new standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized into income using the effective interest rate method. The Company records the amortization of such transaction costs as amortization of financing costs as shown below.
Amortization of property, plant and equipment increased over the comparable periods as the amortization of capital expenditures incurred in fiscal 2007 and 2008 exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Amortization of financing costs – long-term debt	882	—	—	2,745	—	—
Interest expense — debt	56,798	61,218	(7.2)	174,025	184,656	(5.8)

Amortization of financing costs on long-term debt arises on the adoption of the aforementioned accounting standard for financial instruments.
Interest expense decreased over the comparative periods as a result of lower average debt levels and a lower average cost of borrowing.
Debt retirement costs
On January 30, 2008, the Company redeemed its Cdn $100 million 8.54% COPrS. In connection with the early redemption, the Company incurred costs of $4,272 and wrote-off the remaining deferred financing charges of $992.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In the first quarter of the current year, other gains also includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Future income taxes
Future income taxes decreased over the comparative periods primarily due to the impact of income tax recoveries partially offset by increased taxes on higher pre-tax income. In the second quarter of the current year, the Company recorded a future tax recovery of $188.0 million in respect of reductions in corporate income tax rates.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2007. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2007 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

Shaw Communications Inc.
FINANCIAL POSITION
Total assets at May 31, 2008 were $8.1 billion compared to $8.2 billion at August 31, 2007. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2007.
Current assets declined $211.3 million due to decreases in cash and cash equivalents of $165.3 million and future income taxes of $65.0 million which were partially offset by an increase in accounts receivable of $20.9 million. Cash and cash equivalents decreased as short-term deposits were used towards the repayment of the 7.4% senior unsecured notes at maturity and future income taxes declined due to the use of non-capital loss carryforwards. Accounts receivable increased primarily due to subscriber growth and rate increases.
Property, plant and equipment increased $161.1 million as current year capital expenditures exceeded amortization.
Deferred charges decreased $7.4 million primarily due to a reduction of $30.7 million upon adoption of a new accounting standard for financial instruments partially offset by an increase in deferred equipment costs of $22.8 million. Under the new accounting standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument. Previously, such costs were recorded as deferred charges.
Current liabilities (excluding current portion of long-term debt and derivative instruments) increased $76.2 million due to increases in bank indebtedness of $39.2 million, accounts payable of $29.7 million and unearned revenue of $7.4 million. Accounts payable increased due to the liability for current year CRTC Part II fees arising from the recent Federal Court of Appeal decision, short-term financing for certain capital expenditures, and increased network fees associated with subscriber growth, new services and network rate increases. Unearned revenue increased due to customer growth and rate increases.
Total long-term debt decreased $433.9 million as a result of the repayment of the $296.8 million senior unsecured notes at maturity, redemption of the $100.0 million 8.54% Series B COPrS, a decrease of $61.0 million relating to the translation of hedged US denominated debt and a decrease of $25.8 million in respect of the adoption of the aforementioned accounting standard for financial instruments, all of which were partially offset by a net increase in bank borrowings of $50.0 million.
Other long-term liability increased due to the current year defined benefit pension plan expense.
Derivative instruments (including current portion) of $596.8 million arise on adoption of a new accounting standard for financial instruments which requires all derivative instruments be recorded at fair value in the balance sheet. This resulted in an increase of $526.7 million of which, $456.1 million was a reclassification from deferred credits in respect of cross-currency interest rate swaps and is the difference between the value of US denominated debt translated at the August 31, 2007 period end exchange rate and hedge rates. The remaining $70.6 million, net of tax, was charged to opening accumulated other comprehensive income. During the nine months ended May 31, 2008, an additional $70.1 million was recorded, of which $61.0 million

Shaw Communications Inc.
was in respect of the foreign exchange loss on the notional amounts of the derivatives relating to hedges on long-term debt.
Deferred credits decreased by $455.5 million primarily due to a $459.7 million decrease on adoption of the aforementioned accounting standard for financial instruments and amortization of deferred IRU rental revenue of $9.4 million, both of which were partially offset by an increase in deferred equipment revenue of $13.3 million. Future income taxes decreased by $112.3 million due to the income tax recoveries primarily related to reductions in corporate income tax rates partially offset by the future income tax expense recorded in the current year.
Share capital increased by $18.7 million primarily due to the issuance of 1,577,629 Class B Non-Voting Shares under the Company’s option plans for $25.5 million and the repurchase of 1,722,800 Class B Non-Voting Shares for $32.0 million of which $8.7 million reduced stated share capital and $23.3 million was charged to the deficit. As of June 15, 2008, share capital is as reported at May 31, 2008 with the exception of the issuance of 59,700 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $309.3 million of consolidated free cash flow. Shaw used its free cash flow along with cash and cash equivalents of $165.3 million, proceeds on issuance of Class B Non-Voting Shares of $25.5 million, the net increase in debt and bank indebtedness of $89.2 million, refunds received on a net customs duty recovery of $22.3 million, net change in working capital cash requirements related to capital expenditures of $17.8 million, and other net items of $25.9 million to redeem the $100.0 million 8.54% COPrS, repay the $296.8 million 7.4% senior unsecured notes at maturity, purchase $32.0 million of Class B Non-Voting Shares for cancellation and pay common share dividends of $226.5 million.
On November 15, 2007, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,600,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 19, 2007 to November 18, 2008. In the second quarter, the Company repurchased 1,722,800 Class B Non-Voting Shares for $32.0 million.
At May 31, 2008, Shaw had access to $559.6 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.
CASH FLOW
Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Funds flow from operations	310,984	259,470	19.9	901,619	755,818	19.3
Net decrease (increase) in non-cash working capital balances related to operations	(2,763)	(28,075)	90.2	(6,489)	(51,430)	87.4

	308,221	231,395	33.2	895,130	704,388	27.1

Funds flow from operations increased over comparative quarter primarily due to growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is due to timing of payment of accounts payable and accrued liabilities and increases in accounts receivable due to subscriber growth and rate increases.
Investing Activities

	Three months ended May 31,			Nine months ended May 31,
	2008	2007	Increase	2008	2007	Decrease

($000’s Cdn)
Cash flow used in investing activities	(216,852)	(156,410)	(60,442)	(515,199)	(525,010)	9,811

The fluctuation in cash used in investing activities over the comparative periods is due to a higher cash outlay for capital expenditures and equipment costs in the current year offset by the impact of cash requirements for cable business acquisitions in the prior year.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	(18.5)	(227.2)	89.2	(300.4)
Proceeds on $400 million senior unsecured notes	—	400.0	—	400.0
Repayment of senior unsecured notes	—	—	(296.8)
Redemption of Cdn 8.54% Series B COPrS	—	—	(100.0)	—
Dividends	(77.6)	(54.2)	(226.5)	(140.4)
Repayment of Partnership debt	(0.1)	(0.1)	(0.3)	(0.3)
Debt retirement costs	—	—	(4.3)	—
Issue of Class B Non-Voting Shares	4.8	17.7	25.5	72.9
Purchase of Class B Non-Voting Shares for cancellation	—	—	(32.0)	—
Proceeds on bond forward	—	0.2	—	0.2
Cost to terminate forward contract	—	(0.4)	—	(0.4)

	(91.4)	136.0	(545.2)	31.6

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
	revenue	amortization(1)	Net income	per share (2)	operations (3)

($000’s Cdn except per share amounts)
2008
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412
First	671,006	299,787	81,138	0.19	243,936

2006
Fourth	631,888	275,127	210,369	0.49	220,617

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.48.

(3)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as other gains, debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the first and second quarters of 2007 and first and third quarters of 2008. Net income declined by $129.2 million in the first quarter of 2007, by $23.7 million in the first quarter of 2008 and by $170.7 million in the third quarter of 2008 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $150.0 million, $35.5 million and $188.0 to net income in the fourth quarters of 2006 and 2007 and second quarter of 2008, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The decline in net income in the second quarter of 2007 was marginal. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2007 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting

Shaw Communications Inc.
policies that the Company was required to adopt in fiscal 2008 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements. Comprehensive income (loss) includes net income (loss) as well as other comprehensive income (loss). Other comprehensive income (loss) is comprised of changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” will be carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.
Transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt, net of issue costs, accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt.

Shaw Communications Inc.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and May 31, 2008 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for three and nine months ended May 31, 2008 is as follows:

	Increase (decrease)
	May 31,	September 1,
	2008	2007
	$	$

($000’s Cdn)
Consolidated balance sheets:
Deferred charges	(26,122)	(30,746)
Current portion of derivative instruments	2,382	5,119
Long-term debt	(25,766)	(29,681)
Derivative instruments	594,390	521,560
Deferred credits	(519,877)	(459,656)
Future income taxes	(13,151)	(12,615)
Deficit	(1,705)	(1,754)
Accumulated other comprehensive loss	65,805	57,227

Increase (decrease) in deficit:
Adjusted for adoption of new accounting policy	(1,754)	(1,754)
Decrease in net income	49	—

	(1,705)	(1,754)

	Increase (decrease) in net income
	May 31, 2008
	Three months ended	Nine months ended
($000’s Cdn except per share amount)	$	$

Consolidated statement of income:
Decrease in amortization of deferred charges	929	2,898
Increase in amortization of financing costs - long-term debt	(881)	(2,744)
Decrease in interest expense — debt	52	39
Increase in debt retirement costs	—	(252)
Decrease (increase) in income tax expense	(22)	10

Increase (decrease) in net income	78	(49)

Increase (decrease) in earnings per share:	—	—

2008 GUIDANCE
Shaw continues to expect that it will achieve free cash flow of approximately $450 million for fiscal 2008. The Company remains of the view that service operating income before amortization for fiscal 2008 will grow in an approximate range of 13% — 15%. This reflects the reinstatement of the CRTC Part II fee charges. Capital expenditures are still forecasted to exceed $700 million as Shaw has accelerated certain major facilities projects.

Shaw Communications Inc.
Certain important assumptions for 2008 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; no cash income taxes to be paid or payable in 2008; no significant deterioration in economic conditions; and a stable regulatory fee and rate environment, with CRTC Part II fees payable.
The cost to purchase any licenses in the upcoming Auction of Spectrum Licenses for Advanced Wireless Services is still to be determined. The purchase of such licenses will be funded by the Company’s free cash flow and, as may be required, the existing bank credit facility. Free cash flow will be used this year to pay dividends, repurchase shares and fund this strategic acquisition. Debt may increase depending on the amount of spending on this initiative.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as

Shaw Communications Inc.
described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	May 31, 2008	August 31, 2007

ASSETS
Current
Cash and cash equivalents	—	165,310
Accounts receivable	176,383	155,499
Inventories	57,235	60,601
Prepaids and other	25,297	23,834
Future income taxes	120,000	185,000

	378,915	590,244
Investments and other assets	7,909	7,881
Property, plant and equipment	2,584,046	2,422,900
Deferred charges	271,143	278,525
Intangibles
Broadcast rights	4,776,078	4,776,078
Goodwill	88,111	88,111

	8,106,202	8,163,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 3]	39,191	—
Accounts payable and accrued liabilities	471,168	441,444
Income taxes payable	4,250	4,304
Unearned revenue	126,270	118,915
Current portion of long-term debt [note 3]	501	297,238
Current portion of derivative instruments [note 1]	2,382	—

	643,762	861,901
Long-term debt [note 3]	2,634,181	2,771,316
Other long-term liability [note 8]	73,395	56,844
Derivative instruments [note 1]	594,390	—
Deferred credits	696,268	1,151,724
Future income taxes	1,215,603	1,327,914

	5,857,599	6,169,699

Contingencies [note 9]

Shareholders’ equity
Share capital [note 4]	2,071,869	2,053,160
Contributed surplus [note 4]	19,307	8,700
Retained earnings (deficit)	222,948	(68,132)
Accumulated other comprehensive income (loss) [note 6]	(65,521)	312

	2,248,603	1,994,040

	8,106,202	8,163,739

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(DEFICIT)
(Unaudited)

	Three months ended		Nine months ended
[thousands of Canadian dollars except per share amounts]	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007

Service revenue [note 2]	792,149	702,238	2,299,159	2,058,974
Operating, general and administrative expenses	436,060	391,490	1,260,450	1,145,401

Service operating income before amortization [note 2]	356,089	310,748	1,038,709	913,573
Amortization:
Deferred IRU revenue	3,137	3,137	9,410	9,410
Deferred equipment revenue	32,463	27,600	93,567	76,589
Deferred equipment costs	(57,210)	(51,454)	(169,549)	(150,590)
Deferred charges	(256)	(1,365)	(768)	(3,838)
Property, plant and equipment	(102,981)	(95,140)	(310,104)	(284,113)

Operating income	231,242	193,526	661,265	561,031
Amortization of financing costs — long-term debt	(882)	—	(2,745)	—
Interest expense — debt [note 2]	(56,798)	(61,218)	(174,025)	(184,656)

	173,562	132,308	484,495	376,375
Gain on sale of investment	—	—	—	415
Debt retirement costs	—	—	(5,264)	—
Other gains	233	7,963	25,751	8,525

Income before income taxes	173,795	140,271	504,982	385,315
Future income tax expense (recovery)	45,612	48,518	(34,208)	132,874

Income before the following	128,183	91,753	539,190	252,441
Equity income (loss) on investee	(70)	(95)	(6)	106

Net income	128,113	91,658	539,184	252,547
Retained earnings (deficit), beginning of period	172,403	(98,021)	(68,132)	(172,701)
Adjustment for adoption of new accounting policy [note 1]	—		1,754	—
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	—	—	(23,336)	—
Dividends — Class A Shares and Class B Non-Voting Shares	(77,568)	(54,238)	(226,522)	(140,447)

Retained earnings (deficit), end of period	222,948	(60,601)	222,948	(60,601)

Earnings per share [note 5]
Basic	0.30	0.21	1.25	0.58
Diluted	0.30	0.21	1.24	0.58

[thousands of shares]
Weighted average participating shares outstanding during period	431,010	434,036	431,533	432,030
Participating shares outstanding, end of period	431,189	434,564	431,189	434,564

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007

Net income	128,113	91,658	539,184	252,547

Other comprehensive income (loss) [note 6]
Change in unrealized fair value of derivatives designated as cash flow hedges	(17,186)	—	(94,896)	—
Adjustment for hedged items recognized in the period	12,862	—	34,052	—
Reclassification of foreign exchange (gain)/loss on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	(7,112)	—	52,266	—
Unrealized foreign exchange gain (loss) on translation of self- sustaining foreign operations	4	(38)	(28)	(12)

	(11,432)	(38)	(8,606)	(12)

Comprehensive income	116,681	91,620	530,578	252,535

Accumulated other comprehensive income (loss), beginning of period	(54,089)	356	312	330
Adjustment for adoption of new accounting policy [note 1]	—	—	(57,227)	—
Other comprehensive income	(11,432)	(38)	(8,606)	(12)

Accumulated other comprehensive income (loss), end of period	(65,521)	318	(65,521)	318

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2008	2007	2008	2007

OPERATING ACTIVITIES [note 7]
Funds flow from operations	310,984	259,470	901,619	755,818
Net decrease (increase) in non-cash working capital balances related to operations	(2,763)	(28,075)	(6,489)	(51,430)

	308,221	231,395	895,130	704,388

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(192,965)	(124,153)	(453,763)	(395,403)
Additions to equipment costs (net) [note 2]	(29,981)	(22,424)	(87,464)	(61,236)
Net customs duty recovery on equipment costs	—	—	22,267	—
Net addition to inventories	6,060	9,261	3,366	(6,309)
Cable business acquisitions	—	(19,307)	—	(72,225)
Proceeds on sale of investments and other assets	34	5,534	395	15,849
Additions to deferred charges	—	(5,321)	—	(5,686)

	(216,852)	(156,410)	(515,199)	(525,010)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	1,561	(42,163)	39,191	(20,362)
Increase in long-term debt	50,000	400,000	220,000	460,000
Long-term debt repayments	(70,121)	(185,113)	(567,116)	(340,334)
Cost to terminate forward contracts	—	(370)	—	(370)
Debt retirement costs	—	—	(4,272)	—
Issue of Class B Non-Voting Shares, net of after-tax expenses	4,756	17,732	25,543	72,947
Proceeds on bond forwards	—	190	—	190
Purchase of Class B Non-Voting Shares for cancellation	—	—	(32,038)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(77,568)	(54,238)	(226,522)	(140,447)

	(91,372)	136,038	(545,214)	31,624

Effect of currency translation on cash balances and cash flows	3	(37)	(27)	(16)

Increase (decrease) in cash and cash equivalents	—	210,986	(165,310)	210,986
Cash and cash equivalents, beginning of the period	—	—	165,310	—

Cash and cash equivalents, end of the period	—	210,986	—	210,986

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.
Applicable share, per share and option amounts for the comparative periods have been retroactively adjusted to reflect the two-for-one stock split of the Company’s Class A Shares and Class B Non-Voting Shares effective July 30, 2007.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements. Comprehensive income (loss) includes net income (loss) as well as other comprehensive income (loss). Other comprehensive income (loss) is comprised of changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” are carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt, net of issue costs, accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and May 31, 2008 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for three and nine months ended May 31, 2008 is as follows:

	Increase (decrease)
	May 31, 2008	September 1, 2007
	$	$

Consolidated balance sheets:
Deferred charges	(26,122)	(30,746)
Current portion of derivative instruments	2,382	5,119
Long-term debt	(25,766)	(29,681)
Derivative instruments	594,390	521,560
Deferred credits	(519,877)	(459,656)
Future income taxes	(13,151)	(12,615)
Deficit	(1,705)	(1,754)
Accumulated other comprehensive loss	65,805	57,227

Increase (decrease) in deficit:
Adjustment for adoption of new accounting policy	(1,754)	(1,754)
Decrease in net income	49	—

	(1,705)	(1,754)

	Increase (decrease) in net income
	May 31, 2008
	Three months ended	Nine months ended
	$	$

Consolidated statement of income:
Decrease in amortization of deferred charges	929	2,898
Increase in amortization of financing costs - long-term debt	(881)	(2,744)
Decrease in interest expense — debt	52	39
Increase in debt retirement costs	—	(252)
Decrease (increase) in income tax expense	(22)	10

Increase (decrease) in net income	78	(49)

Increase (decrease) in earnings per share:	—	—

Recent accounting pronouncements
Inventories
In fiscal 2009, the Company will adopt CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The Company is currently assessing the impact of adoption of this new accounting standard.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Good will and intangible assets
In fiscal 2010, the Company will adopt CICA Handbook Section 3064, “Goodwill and intangible assets”, which replaces Sections 3062, “Goodwill and other intangible assets”, and 3450, “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is currently assessing the impact of adoption of this new accounting standard.
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended May 31,		Nine months ended may 31,
	2008	2007	2008	2007
	$	$	$	$

Service revenue
Cable	608,802	527,687	1,757,996	1,542,950
DTH	164,812	155,074	484,870	458,756
Satellite Services	23,556	23,043	69,426	67,433

Inter segment -	797,170	705,804	2,312,292	2,069,139
Cable	(953)	(817)	(2,820)	(2,469)
DTH	(3,193)	(1,874)	(7,688)	(5,071)
Satellite Services	(875)	(875)	(2,625)	(2,625)

	792,149	702,238	2,299,159	2,058,974

Service operating income before amortization
Cable	294,341	247,177	851,108	729,110
DTH	49,531	51,095	151,003	148,356
Satellite Services	12,217	12,476	36,598	36,107

	356,089	310,748	1,038,709	913,573

Interest (1)
Cable	49,231	51,151	149,943	154,006
DTH and Satellite Services	7,220	9,714	23,037	29,584
Burrard Landing Lot 2 Holdings Partnership	347	353	1,045	1,066

	56,798	61,218	174,025	184,656

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007
	$	$	$	$

Capital expenditures accrual basis
Cable	123,403	107,032	382,551	349,079
Corporate	64,307	15,686	84,879	32,847

Sub-total Cable including corporate	187,710	122,718	467,430	381,926
Satellite (net of equipment profit)	787	1,105	1,488	6,698

	188,497	123,823	468,918	388,624

Equipment costs (net of revenue received)
Cable	12,989	5,053	30,922	9,863
Satellite	16,992	17,371	56,542	51,373

	29,981	22,424	87,464	61,236

Capital expenditures and equipment costs (net)
Cable	200,699	127,771	498,352	391,789
Satellite	17,779	18,476	58,030	58,071

	218,478	146,247	556,382	449,860

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	192,965	124,153	453,763	395,403
Additions to equipment costs (net)	29,981	22,424	87,464	61,236

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	222,946	146,577	541,227	456,639
Decrease in working capital related to capital expenditures	(3,548)	591	17,809	(4,142)
Less: IRU prepayments (1)	—	—	—	(7)
Less: Satellite equipment profit (2)	(920)	(921)	(2,654)	(2,630)

Total capital expenditures and equipment costs (net) reported by segments	218,478	146,247	556,382	449,860

(1)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	May 31, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,393,762	883,694	526,350	7,803,806

Corporate assets				302,396

Total assets				8,106,202

	August 31, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,300,834	894,893	529,411	7,725,138

Corporate assets				438,601

Total assets				8,163,739

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
3. LONG-TERM DEBT

		May 31, 2008			August 31, 2007
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate(1)	debt(2)	rate	rate	debt (2)	rate

		$	$	$	$	$	$
Corporate
Bank loans (3)	Variable	50,000	—	50,000	—	—	—
Senior notes-
Cdn $400,000 5.70% due March 2, 2017	5.72	395,090	—	395,090	400,000	—	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	445,808	—	445,808	450,000	—	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	290,841	—	290,841	300,000	—	300,000
Cdn $296,760 7.4% due October 17, 2007	7.40	—	—	—	296,760	—	296,760
US $440,000 8.25% due April 11, 2010	7.88	435,129	205,700	640,829	464,728	177,892	642,620
US $225,000 7.25% due April 6, 2011	7.68	222,156	132,414	354,570	237,645	118,193	355,838
US $300,000 7.20% due December 15, 2011	7.61	296,432	178,950	475,382	316,860	159,990	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	345,523	—	345,523	350,000	—	350,000
COPrS -
Cdn $100,000 due September 30, 2027 (4)	8.54	—	—	—	100,000	—	100,000

		2,480,979	517,064	2,998,043	2,915,993	456,075	3,372,068

Other subsidiaries and entities
Videon CableSystems Inc. -
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010	7.63	131,623	—	131,623	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,080	—	22,080	22,561	—	22,561

		153,703	—	153,703	152,561	—	152,561

Total consolidated debt		2,634,682	517,064	3,151,746	3,068,554	456,075	3,524,629

Less current portion (5)		501	—	501	297,238	—	297,238

		2,634,181	517,064	3,151,245	2,771,316	456,075	3,227,391

(1)	Long-term debt, excluding bank loans, are presented net of unamortized discounts and finance costs of $25,766.

(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are deferred and offset by foreign exchange gains and losses arising on the related cross-currency interest rate agreements. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $517,064 (August 31, 2007 — $456,075) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at May 31, 2008:

			Operating
	Total	Bank loans (a) (b)	credit facilities (a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn (excluding letters of credit of $401,178)	89,191	50,000	39,191

	960,809	950,000	10,809

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.
(4)	On January 30, 2008, the Company redeemed the $100,000 8.54% COPrS.

(5)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.
4. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the nine months ended May 31, 2008 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687
Class A Share conversions	(5,000)	(1)	5,000	1
Issued upon stock option plan exercises	—	—	1,577,629	27,411
Purchase of shares for cancellation	—	—	(1,722,800)	(8,702)

May 31, 2008	22,558,064	2,472	408,630,588	2,069,397

Purchase of shares for cancellation
During the nine months ended May 31, 2008, the Company purchased 1,722,800 Class B Non-Voting Shares for cancellation for $32,038 of which $8,702 reduced the stated capital of the Class B Non-Voting Shares and $23,336 was charged to the deficit.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and a former warrant plan may not exceed 32,000,000. To date 7,333,922 Class B Non-Voting Shares have been issued under these plans. During the nine months ended May 31, 2008, 1,544,027 options were exercised for $25,398.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the nine months ended May 31, 2008 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding at beginning of period	17,574,801	17.08
Granted	8,990,500	24.24
Forfeited	(1,637,688)	20.00
Exercised	(1,544,027)	16.45

Outstanding at end of period	23,383,586	19.67

The following table summarizes information about the options outstanding at May 31, 2008:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	May 31, 2008	contractual life	exercise price	May 31, 2008	exercise price

$8.69	20,000	5.39	$8.69	20,000	$8.69
$14.85 - $22.27	14,688,086	5.59	$16.87	8,880,364	$16.48
$22.28 - $26.20	8,675,500	9.26	$24.43	—	—

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended	Nine months ended
	May 31, 2007	May 31, 2007
	$	$

Net income for the period	91,658	252,547
Fair value of stock option grants	29	89

Pro forma net income for the period	91,629	252,458
Pro forma basic and diluted earnings per share	0.21	0.58

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
The weighted average estimated fair value at the date of the grant for common share options granted was $3.27 per option (2007 — $3.63 per option) and $5.26 per option (2007 — $3.60) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007

Dividend yield	3.76%	2.75%	2.80%	2.88%
Risk-free interest rate	3.59%	3.99%	4.40%	4.09%
Expected life of options	5 years	4 years	5 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	23.8%	24.1%	24.5%	26.8%

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.
During the current quarter, the remaining 37,336 Satellite Services options were exercised into 33,602 Class B Non-Voting Shares for $145.
Contributed surplus
The changes in contributed surplus are as follows:

May 31, 2008
$

Balance, beginning of period	8,700
Stock-based compensation	12,475
Stock options exercised	(1,868)

Balance, end of period	19,307

5. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007

Numerator for basic and diluted earnings per share ($)
Net income	128,113	91,658	539,184	252,547

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	431,010	434,036	431,533	432,030
Effect of dilutive securities	1,854	3,480	2,848	2,349

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	432,864	437,516	434,381	434,379

Earnings per share ($)
Basic	0.30	0.21	1.25	0.58
Diluted	0.30	0.21	1.24	0.58

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
6. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(112,138)	17,242	(94,896)
Adjustment for hedged items recognized in the period	42,045	(7,993)	34,052
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	60,989	(8,723)	52,266
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(28)	—	(28)

	(9,132)	526	(8,606)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(19,938)	2,752	(17,186)
Adjustment for hedged items recognized in the period	15,703	(2,841)	12,862
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(8,299)	1,187	(7,112)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	4	—	4

	(12,530)	1,098	(11,432)

Accumulated other comprehensive income (loss) is comprised of the following:

	May 31, 2008	August 31, 2007
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	284	312
Fair value of derivatives	(65,805)	—

	(65,521)	312

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
7. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended		Nine months ended
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
	$	$	$	$

Net income	128,113	91,658	539,184	252,547
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(9,410)	(9,410)
Deferred equipment revenue	(32,463)	(27,600)	(93,567)	(76,589)
Deferred equipment costs	57,210	51,454	169,549	150,590
Deferred charges	256	1,365	768	3,838
Property, plant and equipment	102,981	95,140	310,104	284,113
Financing costs — long-term debt	882	—	2,745	—
Future income tax expense (recovery)	45,612	48,518	(34,208)	132,874
Gain on sale of investment	—	—	—	(415)
Equity loss (income) on investee	70	95	6	(106)
Debt retirement costs	—	—	5,264	—
Stock-based compensation	4,256	2,213	12,475	4,840
Defined benefit pension plan	5,517	3,651	16,551	15,507
Net customs duty recovery on equipment costs	—	—	(22,267)	—
Other	1,687	(3,887)	4,425	(1,971)

Funds flow from operations	310,984	259,470	901,619	755,818

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007
	$	$	$	$

Accounts receivable	(3,084)	8,868	(20,884)	(11,927)
Prepaids and other	(3,015)	138	(4,815)	(7,259)
Accounts payable and accrued liabilities	(711)	(41,806)	11,909	(41,806)
Income taxes payable	61	1,326	(54)	726
Unearned revenue	3,986	3,399	7,355	8,836

	(2,763)	(28,075)	(6,489)	(51,430)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2008	2007	2008	2007
	$	$	$	$

Interest	92,946	91,802	221,980	213,178
Income taxes	(62)	(1,315)	59	(723)

(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Nine months ended May 31,
	2008	2007
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	—	3,000

8.	OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $5,879 (2007 - $4,013) and $17,637 (2007 — $16,834) for the three and nine months ended May 31, 2008, respectively.
9.	CONTINGENCIES
During the first quarter, the Company ceased accruing for Part II fees charged under the Broadcasting License Fee Regulations as it had sought and obtained Intervenor status in connection with a pending Federal Court of Appeal decision. During the third quarter, the Federal Court of Appeal ruled, in the CRTC’s favor, that the Part II fees were a valid charge under the Regulations. As a result, during the third quarter, the Company accrued Part II fees of approximately $16,000 for the period October 2007 to May 2008.